Dreyfus Premier State Municipal Bond Fund, Connecticut Series

SEMIANNUAL REPORT October 31, 2006



Dreyfus

A Mellon Financial Company℠

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Contents

Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved total returns of 3.61% for Class A shares, 3.34% for Class B shares and 3.22% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.68% for the reporting period.[3]

Despite heightened market volatility early in the reporting period, municipal bonds rallied over the summer and early fall as signs of an economic slowdown eased investors' inflation concerns and the Federal Reserve Board (the "Fed") paused in its tightening campaign. The fund's return was roughly in line with its Lipper category average but lagged the benchmark, primarily due to fund fees and expenses that are not reflected in the Index's performance.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Robust economic growth and mounting inflationary pressures sparked renewed inflation-related concerns, and hawkish comments from some Fed members led investors to revise upward their expectations for short-term interest rates in the opening weeks of the reporting period. As a result, the municipal bond market experienced a bout of heightened volatility. Market conditions subsequently improved, however, when a softening housing market, declining fuel prices and moderating employment gains convinced investors that inflation was likely to subside. The Fed appeared to confirm this view when it held short-term interest rates steady at its meetings in August, September and October, its first pauses in more than two years. Municipal bonds rallied as investors first anticipated and then reacted to the change in Fed policy, causing yield differences between shorter- and longer-term securities to narrow toward historically low levels.

In addition, municipal bond prices were supported by supply-and-demand influences. Like many other states, Connecticut has taken in more tax revenue than originally projected, enhancing its fiscal condition and reducing its need to borrow. Yet, even as the supply of newly

issued municipal bonds fell compared to the same period one year ago, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

The fund benefited during the summertime rally from strong performance from noncallable securities, zero-coupon bonds and holdings with maturities toward the upper end of the market's maturity range. However, the fund also maintained a relatively high-quality credit profile, which prevented it from participating fully in strength among lower-rated credits.

What is the fund's current strategy?

Recent economic data have continued to indicate that U.S. economic growth is moderating with relatively little risk of recession, and the Fed currently seems unlikely either to raise or lower short-term interest rates over the foreseeable future. Therefore, we recently lengthened the fund's average duration toward a range that is slightly longer than that of the Index. In addition, because lower-rated credits appear to be fully valued, we have maintained the fund's high-quality credit profile. In our view, these are prudent strategies in today's changing market environment.

November 15, 2006

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 6.16	$ 8.76	$ 9.99
Ending value (after expenses)	$1,036.10	$1,033.40	$1,032.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 6.11	$ 8.69	$ 9.91
Ending value (after expenses)	$1,019.16	$1,016.59	$1,015.38

† *Expenses are equal to the fund's annualized expense ratio of 1.20% for Class A, 1.71% for Class B, and 1.95% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

6

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments—106.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Connecticut—74.0%					
Connecticut	5.25	3/1/07	2,700,000	a	2,742,147
Connecticut	5.00	3/15/08	70,000	a	72,064
Connecticut	5.13	3/15/08	25,000	a	25,786
Connecticut	5.59	3/15/12	10,000,000	b,c	10,294,850
Connecticut (Insured; FGIC)	5.00	8/15/21	2,000,000		2,134,920
Connecticut (Insured; FSA)	5.00	10/15/21	3,500,000		3,732,470
Connecticut (Insured; MBIA)	5.25	10/15/13	7,915,000	a	8,713,703
Connecticut (Insured; MBIA)	5.25	10/15/13	2,000,000	a	2,201,820
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	30,000		31,956
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.10	10/1/13	5,500,000	b,c	5,858,600
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	20,000		21,174
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	6.10	10/1/16	4,450,000	b,c	4,711,304
Connecticut, Clean Water Fund Revenue	5.13	9/1/09	3,050,000	a	3,212,199
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	15,000		15,760
Connecticut, Clean Water Fund Revenue	6.08	7/15/12	9,700,000	b,c	10,191,499
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	7.13	6/1/10	3,400,000		3,745,066

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	4,580,000	4,669,951
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	2,000,000	2,039,280
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.38	7/1/20	2,000,000	2,170,260
Connecticut Development Authority, Airport Facility Revenue (Learjet Inc. Project)	7.95	4/1/26	2,300,000	2,775,157
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project)	5.80	4/1/21	3,000,000	3,063,210
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.38	12/1/18	2,300,000	2,360,973
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.75	12/1/23	1,000,000	1,071,910
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.85	9/1/28	3,200,000	3,353,120
Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project)	5.95	9/1/28	1,945,000	2,033,186
Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic Co. Project) (Insured; AMBAC)	6.15	4/1/35	2,750,000	2,832,583
Connecticut Health and Educational Facilities Authority, Revenue (Canterbury School Issue) (Insured; Radian)	5.00	7/1/31	1,000,000	1,050,390

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC)	5.75	7/1/29	3,000,000	3,181,830
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian)	5.13	7/1/30	1,500,000	1,591,440
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care Issue) (Insured; ACA)	5.38	7/1/17	3,680,000	3,779,139
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/11	3,000,000 [a]	3,248,940
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.50	7/1/11	2,150,000 [a]	2,351,348
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Project)	5.25	7/1/21	900,000	957,069
Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital Issue) (Insured; AMBAC)	6.13	7/1/14	1,000,000	1,001,880
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue)	6.13	7/1/07	1,000,000 [a]	1,035,580
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,200,000	4,579,638
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.25	7/1/36	5,510,000	5,949,533
Connecticut Health and Educational Facilities Authority, Revenue (William W. Backus Hospital Issue) (Insured; AMBAC)	5.75	7/1/07	2,500,000 [a]	2,585,375

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital) (Insured; ACA)	6.00	7/1/20	1,000,000	1,022,800
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	5,400,000	5,579,550
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/31	5,000,000	5,357,950
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.80	11/15/22	4,000,000	4,112,280
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.05	11/15/21	4,925,000	5,054,971
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	6.00	11/15/27	4,000,000	4,082,960
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	4.50	5/15/28	7,300,000	7,351,100
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.45	11/15/29	5,805,000	5,958,658
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.00	11/15/35	2,500,000	2,547,175
Connecticut Housing Finance Authority (Housing Mortgage Finance Program)	5.15	11/15/36	5,000,000	5,195,800
Connecticut Resource Recovery Authority, RRR (American Ref Fuel Co.)	5.50	11/15/15	1,000,000	1,035,320
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/14	8,050,000	8,088,640

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project)	5.50	1/1/20	7,000,000	7,004,410
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	2,840,000	2,963,171
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.35	9/1/27	2,000,000	2,087,240
Hartford Parking System, Revenue	6.50	7/1/10	1,500,000 a	1,645,650
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/30	3,000,000	3,197,790
Sprague, EIR (International Paper Co. Project)	5.70	10/1/21	1,350,000	1,391,053
Stamford	6.60	1/15/10	2,750,000	3,011,002
Stamford, Water Pollution Control System and Facility Revenue (Insured; AMBAC)	4.75	9/15/36	8,585,000	8,952,438
University of Connecticut (Insured; FGIC)	5.75	3/1/10	1,770,000 a	1,909,653
University of Connecticut (Insured; FGIC)	5.75	3/1/10	2,500,000 a	2,697,250
University of Connecticut (Insured; FGIC)	5.00	2/15/25	1,000,000	1,075,690
University of Connecticut (Insured; MBIA)	5.13	2/15/20	1,000,000	1,076,050
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.75	11/15/10	2,500,000 a	2,730,350
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,425,000 a	2,670,119
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,000,000 a	2,202,160

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.25	11/15/21	1,755,000	1,912,055
U.S. Related—32.2%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	5,000,000 [a]	5,425,450
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	3,440,000	3,614,442
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	6,000,000	6,292,620
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,000,000	822,840
Puerto Rico Commonwealth (Insured; MBIA)	6.66	7/1/12	4,000,000 [b,c]	4,402,380
Puerto Rico Commonwealth (Insured; MBIA)	6.66	7/1/13	7,900,000 [b,c]	8,804,511
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	6,690,000	7,646,670
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	55,030
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/13	100,000	111,449
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	3,925,000	4,356,711
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	2,000,000	2,347,200
Puerto Rico Electric Power Authority, Power Revenue	5.13	7/1/29	3,000,000	3,170,460
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/26	4,410,000	4,704,941

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/29	8,000,000	8,482,560
Puerto Rico Highway and Transportation Authority, Highway Revenue	5.50	7/1/36	10,000,000	11,094,800
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	10,000	10,957
Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA)	6.64	7/1/13	4,580,000 [b,c]	5,018,443
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System)	5.50	7/1/21	800,000	817,152
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	7/1/28	5,000,000 [d]	6,026,700
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	7,900,000	2,230,249
University of Puerto Rico, University Revenue (Insured; MBIA)	5.50	6/1/15	5,000,000	5,044,950
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,202,580
Virgin Islands Water and Power Authority, Electric System Revenue	5.30	7/1/21	1,750,000	1,777,510
Total Long-Term Municipal Investments (cost $296,082,111)				**311,761,000**

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Short-Term Municipal Investments–1.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut;				
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.58	11/1/06	2,000,000 e	2,000,000
Connecticut Health and Educational Facilities Authority, Revenue (Quinnipiac University Issue) (LOC; JPMorgan Chase Bank)	3.56	11/1/06	1,900,000 e	1,900,000
Total Short-Term Municipal Investments (cost $3,900,000)				**3,900,000**
Total Investments (cost $299,982,111)			**107.5%**	**315,661,000**
Liabilities, Less Cash and Receivables			**(7.5%)**	**(22,063,003)**
Net Assets			**100.0%**	**293,597,997**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $49,281,587 or 16.8% of total investments.*

[d] *Purchased on a delayed delivery basis.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	63.1
AA		Aa		AA	6.3
A		A		A	7.1
BBB		Baa		BBB	17.6
BB		Ba		BB	1.0
F1		MIG1/P1		SP1/A1	1.3
Not Rated[f]		Not Rated[f]		Not Rated[f]	3.6
					100.0

[†] *Based on total investments.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	299,982,111	315,661,000
Cash		2,417,421
Interest receivable		4,514,730
Receivable for investment securities sold		602,775
Receivable for shares of Beneficial Interest subscribed		32,280
Prepaid expenses		13,266
		323,241,472
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		230,814
Payable for floating rate notes issued		23,065,000
Payable for investment securities purchased		5,932,280
Interest and related expenses payable		206,310
Payable for shares of Beneficial Interest redeemed		165,656
Accrued expenses		43,415
		29,643,475
Net Assets ($)		**293,597,997**
Composition of Net Assets ($):		
Paid-in capital		279,000,644
Accumulated undistributed investment income–net		5,449
Accumulated net realized gain (loss) on investments		(1,086,985)
Accumulated gross unrealized appreciation on investments		15,678,889
Net Assets ($)		**293,597,997**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	260,543,982	21,277,067	11,776,948
Shares Outstanding	21,796,626	1,781,470	986,874
Net Asset Value Per Share ($)	**11.95**	**11.94**	**11.93**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**7,976,779**
Expenses:	
Management fee–Note 3(a)	811,840
Shareholder servicing costs–Note 3(c)	433,014
Interest and related expenses	450,803
Distribution fees–Note 3(b)	100,391
Custodian fees	16,205
Professional fees	15,861
Registration fees	10,352
Prospectus and shareholders' reports	10,064
Trustees' fees and expenses–Note 3(d)	4,171
Loan commitment fees–Note 2	797
Miscellaneous	17,246
Total Expenses	**1,870,744**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,502)
Net Expenses	**1,867,242**
Investment Income–Net	**6,109,537**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,024,963
Net unrealized appreciation (depreciation) on investments	2,118,858
Net Realized and Unrealized Gain (Loss) on Investments	**4,143,821**
Net Increase in Net Assets Resulting from Operations	**10,253,358**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	6,109,537	12,949,042
Net realized gain (loss) on investments	2,024,963	1,530,554
Net unrealized appreciation (depreciation) on investments	2,118,858	(9,785,809)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,253,358**	**4,693,787**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(5,483,063)	(11,456,472)
Class B shares	(424,162)	(1,064,057)
Class C shares	(196,863)	(418,008)
Total Dividends	**(6,104,088)**	**(12,938,537)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	11,210,162	18,801,405
Class B shares	31,682	480,340
Class C shares	833,524	2,088,576
Dividends reinvested:		
Class A shares	3,447,263	6,913,452
Class B shares	240,117	605,278
Class C shares	135,572	275,050
Cost of shares redeemed:		
Class A shares	(17,722,807)	(32,801,746)
Class B shares	(4,153,579)	(8,416,661)
Class C shares	(784,937)	(2,254,920)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,763,003)**	**(14,309,226)**
Total Increase (Decrease) in Net Assets	**(2,613,733)**	**(22,553,976)**
Net Assets ($):		
Beginning of Period	296,211,730	318,765,706
End of Period	**293,597,997**	**296,211,730**
Undistributed investment income–net	5,449	–

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	950,382	1,570,845
Shares issued for dividends reinvested	291,492	577,002
Shares redeemed	(1,502,247)	(2,739,501)
Net Increase (Decrease) in Shares Outstanding	**(260,373)**	**(591,654)**
Class B[a]		
Shares sold	2,687	40,048
Shares issued for dividends reinvested	20,325	50,523
Shares redeemed	(352,255)	(701,211)
Net Increase (Decrease) in Shares Outstanding	**(329,243)**	**(610,640)**
Class C		
Shares sold	70,731	173,985
Shares issued for dividends reinvested	11,479	22,942
Shares redeemed	(66,797)	(188,813)
Net Increase (Decrease) in Shares Outstanding	**15,413**	**8,114**

[a] *During the period ended October 31, 2006, 133,949 Class B shares representing $1,576,572, were automatically converted to 133,835 Class A shares and during the period ended April 30, 2006, 337,852 Class B shares representing $4,063,559 were automatically converted to 337,542 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.78	12.11	11.90	12.19	11.86	11.72
Investment Operations:						
Investment income—net [a]	.25	.51	.51	.52	.55	.57
Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.29)	.32	.14
Total from Investment Operations	.42	.18	.72	.23	.87	.71
Distributions:						
Dividends from investment income—net	(.25)	(.51)	(.51)	(.52)	(.54)	(.57)
Net asset value, end of period	11.95	11.78	12.11	11.90	12.19	11.86
Total Return (%) [b]	3.61 [c]	1.52	6.17	1.84	7.51	6.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.20 [e]	1.13	1.04	.99	1.04	1.11
Ratio of net expenses to average net assets [d]	1.20 [e]	1.13	1.03	.99	1.04	1.11
Ratio of net investment income to average net assets	4.21 [e]	4.29	4.25	4.23	4.53	4.81
Portfolio Turnover Rate	26.50 [c]	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	260,544	259,930	274,204	281,559	305,076	301,044

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.77	12.10	11.89	12.18	11.85	11.71
Investment Operations:						
Investment income−net[a]	.22	.45	.45	.45	.48	.51
Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.29)	.33	.14
Total from Investment Operations	.39	.12	.66	.16	.81	.65
Distributions:						
Dividends from investment income−net	(.22)	(.45)	(.45)	(.45)	(.48)	(.51)
Net asset value, end of period	11.94	11.77	12.10	11.89	12.18	11.85
Total Return (%)[b]	3.34[c]	1.00	5.63	1.31	6.96	5.61
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[d]	1.71[e]	1.66	1.56	1.50	1.55	1.63
Ratio of net expenses to average net assets[d]	1.71[e]	1.66	1.55	1.50	1.55	1.63
Ratio of net investment income to average net assets	3.69[e]	3.76	3.73	3.71	4.01	4.28
Portfolio Turnover Rate	26.50[c]	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	21,277	24,853	32,919	40,806	46,460	43,070

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.76	12.09	11.88	12.16	11.84	11.70
Investment Operations:						
Investment income−net [a]	.20	.42	.42	.42	.45	.48
Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.28)	.32	.14
Total from Investment Operations	.37	.09	.63	.14	.77	.62
Distributions:						
Dividends from investment income−net	(.20)	(.42)	(.42)	(.42)	(.45)	(.48)
Net asset value, end of period	11.93	11.76	12.09	11.88	12.16	11.84
Total Return (%) [b]	3.22[c]	.76	5.37	1.15	6.62	5.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.95[e]	1.89	1.80	1.74	1.79	1.86
Ratio of net expenses to average net assets [d]	1.95[e]	1.89	1.79	1.74	1.79	1.86
Ratio of net investment income to average net assets	3.44[e]	3.52	3.49	3.47	3.77	4.03
Portfolio Turnover Rate	26.50[c]	14.24	20.07	34.08	38.11	15.96
Net Assets, end of period ($ x 1,000)	11,777	11,429	11,643	11,721	12,217	9,684

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 6.

[e] Annualized.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $2,480,620 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $560,785 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 was as follows: tax exempt income $12,938,537. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2006, the Distributor retained $5,386 from commissions earned on sales of the fund's Class A shares and $25,795 and $124 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class B and Class C shares were charged $57,463 and $42,928, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B and Class C shares were charged $325,977, $28,731 and $14,310, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $45,989 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $136,515, Rule 12b-1 distribution plan fees $16,507, shareholder services plan fees $62,053, chief compliance officer fees $1,363 and transfer agency per account fees $14,376.

(d) Each Board member also serves as a Board member of other funds
within the Dreyfus complex. Annual retainer fees and attendance fees
are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities,
excluding short-term securities, during the period ended October 31,
2006, amounted to $77,250,812 and $83,367,347, respectively.

At October 31, 2006, the cost of investments for federal income tax
purposes was substantially the same as the cost for financial reporting
purposes (see the Statement of Investments).

NOTE 5—Subsequent Event

On November 15, 2006, the Board of Trustees of the Trust approved,
subject to shareholder approval on or about March 1, 2007 of Dreyfus
Connecticut Intermediate Municipal Bond Fund, an Agreement and
Plan of Reorganization to merge Dreyfus Connecticut Intermediate
Bond Fund into the fund as part of a tax-free reorganization. The
merger currently is anticipated to occur on or about March 15, 2007.
On the date of the merger, Dreyfus Connecticut Intermediate
Municipal Bond Fund will exchange all of its assets at net asset value,
subject to liabilities, for Class Z shares of the fund. Those shares then
will be distributed pro rata to shareholders of Dreyfus Connecticut
Intermediate Municipal Bond Fund so that each shareholder receives
a number of Class Z shares of the fund equal to the aggregate net asset
value of the shareholder's Dreyfus Connecticut Intermediate
Municipal Bond Fund shares.

NOTE 6— Restatement

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt
municipal bond securities by the fund to special purpose bond trusts
in connection with participation in inverse floater structures do not

qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.89%	.90%	.91%	.90%	.91%	.90%
As restated	1.20%	1.13%	1.04%	.99%	1.04%	1.11%
Class B shares:						
As previously reported	1.41%	1.43%	1.43%	1.41%	1.42%	1.42%
As restated	1.71%	1.66%	1.56%	1.50%	1.55%	1.63%
Class C shares:						
As previously reported	1.65%	1.66%	1.67%	1.65%	1.66%	1.65%
As restated	1.95%	1.89%	1.80%	1.74%	1.79%	1.86%

Ratio of Net Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.89%	.90%	.90%	.90%	.91%	.90%
As restated	1.20%	1.13%	1.03%	.99%	1.04%	1.11%
Class B shares:						
As previously reported	1.41%	1.43%	1.42%	1.41%	1.42%	1.42%
As restated	1.71%	1.66%	1.55%	1.50%	1.55%	1.63%
Class C shares:						
As previously reported	1.65%	1.66%	1.66%	1.65%	1.66%	1.65%
As restated	1.95%	1.89%	1.79%	1.74%	1.79%	1.86%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities, the statement of operations were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Portfolio of Investments ($):		
Total investments	292,596,000	315,661,000
Identified cost	277,415,926	299,982,111
Other assets and liabilities	1,001,997	(22,063,003)
Statement of Assets and Liabilities ($):		
Total investments in securities, at value	292,596,000	315,661,000
Identified cost	277,415,926	299,982,111
Interest Receivable	4,308,420	4,514,730
Total assets	299,970,162	323,241,472
Payable for floating rate notes issued	–	23,065,000
Interest and related expenses payable	–	206,310
Total liabilities	6,372,165	29,643,475
Net uneralized appreciation (depreciation) on investments	15,180,074	15,678,889
Accumulated net realzed gain (loss) on investments	(588,170)	(1,086,985)
Statement of Operations ($):		
Investment income–Interest	7,525,976	7,976,779
Expenses–Interest and related expenses	–	450,803
Total expenses	1,419,941	1,870,744
Net expenses	1,416,439	1,867,242

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, Connecticut municipal debt funds (the "Performance

Group") and to a larger universe of funds, consisting of all retail and institutional Connecticut municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997 - 2006) was higher than the Performance Group and the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's total return performance was higher than the Performance Group medians for the one-, two-, three- and four-year periods, and lower for the five- and ten-year periods, and equal to or higher than the Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Performance Group and Performance Universe medians.

The Board members noted that there were no other mutual funds, and no institutional or wrap fee separate accounts, managed by the Manager or its affiliates with similar investment objectives, policies and strategies, as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund,

including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0064SA1006A

Dreyfus Premier State Municipal Bond Fund, Michigan Series

SEMIANNUAL REPORT October 31, 2006



Dreyfus

A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Michigan Series

The Fund

 ## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved total returns of 4.22% for Class A shares, 3.94% for Class B shares and 3.84% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.51% for the reporting period.[3]

Municipal bonds rallied over most of the reporting period as the rate of U.S. economic growth began to moderate and the Federal Reserve Board (the "Fed") refrained from raising short-term interest rates. The fund's Class A shares produced a higher return than its benchmark, primarily due to our emphasis on securities toward the longer end of the market's maturity range. In addition, the fund's returns outperformed the Lipper category average.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although the reporting period began with a bout of heightened market volatility amid temporary inflation and interest-rate concerns, the municipal bond market generally rallied over the summer and early fall as energy prices declined and U.S. housing markets softened, indicating that the U.S. economic expansion had begun to slow. The Fed lent credence to a less robust economic outlook when, after more than two years of steady rate hikes, it held short-term interest rates unchanged at 5.25% at its meetings in August, September and October. As a result, longer-term municipal bond yields declined while short-term yields remained relatively steady, causing yield differences along the market's maturity range to narrow.

Municipal bond prices also were supported by favorable supply-and-demand factors over the reporting period. Like most states and despite ongoing turmoil in the automotive industry, Michigan received more tax revenue than originally projected, reducing its need to borrow. Consequently, the supply of new municipal bonds from Michigan issuers fell compared to the same period one year earlier. Yet, demand remained robust from both individual and institutional investors seeking competitive levels of tax-free income.

The fund benefited from these trends by emphasizing longer-term maturities and maintaining an average duration that was modestly longer than industry averages. This positioning enabled the fund to participate more fully in strength at the longer end of the market's maturity spectrum. In addition, the fund received strong contributions to performance from zero-coupon municipal bonds and non-callable securities.

What is the fund's current strategy?

Recent economic data suggest to us that the U.S. economy is slowing with little risk of recession. Consequently, the Fed appears unlikely to adjust short-term interest rates in either direction over the next several months. In addition, yield differences along the market's maturity range have fallen toward historical lows in the wake of the market rally. Therefore, we recently reduced the fund's average duration modestly to a position that remained slightly longer than industry averages, but to a lesser degree than its previous positioning. When making new purchases, we have focused primarily on higher-quality, income-oriented bonds that tend to fare well in slower-growth economic environments.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.87	$ 8.74	$ 9.61
Ending value (after expenses)	$1,042.20	$1,039.40	$1,038.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.80	$ 8.64	$ 9.50
Ending value (after expenses)	$1,019.46	$1,016.64	$1,015.78

† *Expenses are equal to the fund's annualized expense ratio of 1.14% for Class A, 1.70% for Class B and 1.87% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments—99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—97.7%				
Allegan Hospital Finance Authority, HR (Allegan General Hospital)	6.88	11/15/17	4,460,000	4,784,733
Brighton Area School District (Insured; AMBAC)	0.00	5/1/14	8,000,000	6,026,480
Brighton Area School District (Insured; AMBAC)	0.00	5/1/20	3,800,000	2,179,642
Detroit, Water Supply System Revenue (Insured; FGIC)	5.75	7/1/11	4,000,000 [a]	4,410,040
Detroit, Water Supply System Revenue (Insured; MBIA)	5.00	7/1/34	5,365,000	5,600,899
Detroit Community High School, Public School Academy Revenue	5.65	11/1/25	1,200,000	1,206,300
Detroit Community High School, Public School Academy Revenue	5.75	11/1/35	1,215,000	1,217,114
Detroit School District, School Building and Site Improvement (Insured; FGIC)	6.00	5/1/20	1,000,000	1,209,990
Detroit School District, School Building and Site Improvement (Insured; FGIC)	5.00	5/1/28	3,500,000	3,650,745
Dickinson County Healthcare System, HR (Insured; ACA)	5.50	11/1/13	2,515,000	2,644,296
Dickinson County Healthcare System, HR (Insured; ACA)	5.70	11/1/18	1,800,000	1,894,014
Fowlerville Community Schools School District (Insured; MBIA)	5.60	5/1/07	2,995,000 [a]	3,025,818
Grand Valley State University, Revenue (Insured; FGIC)	5.25	12/1/10	3,000,000 [a]	3,192,780
Huron Valley School District (Insured; FGIC)	0.00	5/1/18	6,270,000	3,913,922
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	2,000,000	2,330,880
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	2,000,000	2,243,400

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project)	5.00	3/1/35	1,200,000	1,242,744
Michigan Higher Education Student Loan Authority, Student Loan Revenue (Insured; AMBAC)	5.20	9/1/20	1,540,000	1,619,171
Michigan Hospital Finance Authority, HR (Detroit Medical Center)	8.13	8/15/12	75,000	75,129
Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC)	6.00	12/1/27	3,500,000	3,822,770
Michigan Housing Development Authority, Limited Obligation MFHR (Deaconess Tower Apartments) (Collateralized; GNMA)	5.25	2/20/48	1,270,000	1,311,707
Michigan Housing Development Authority, Rental Housing Revenue (Insured; FSA)	5.20	10/1/42	2,500,000	2,589,425
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	6.86	10/1/21	10,200,000 [b,c]	11,091,633
Michigan Strategic Fund, LOR (Detroit Edison Co. Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	1,250,000	1,321,875
Michigan Strategic Fund, LOR (NSF International Project)	5.13	8/1/19	700,000	730,352
Michigan Strategic Fund, LOR (NSF International Project)	5.25	8/1/26	1,000,000	1,044,060
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	2,600,000	2,599,870
Monroe County Economic Development Corp., LOR (Detroit Edison Co. Project) (Insured; FGIC)	6.95	9/1/22	2,000,000	2,646,980
Pontiac Tax Increment Finance Authority, Revenue	6.38	6/1/31	3,170,000	3,411,998

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Romulus Economic Development Corp., Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Co.)	7.00	11/1/15	3,700,000	4,505,453
Stockbridge Community Schools, School Building and Site	5.50	5/1/10	600,000 [a]	638,436
Sturgis Public School District, School Building and Site	5.63	5/1/10	5,085,000 [a]	5,431,492
Summit Academy North, Public School Academy Revenue	5.50	11/1/35	1,500,000	1,510,050
Wayne County Airport Authority, Revenue (Detroit Metropolitan Wayne County Airport) (Insured; MBIA)	5.25	12/1/25	2,500,000	2,688,625
Wyandotte, Electric Revenue (Insured; MBIA)	5.38	10/1/17	2,000,000	2,081,340
U.S. Related—1.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	342,850
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.30	6/1/23	1,410,000	1,410,381
Total Long-Term Municipal Investments (cost $93,979,659)				**101,647,394**

Short-Term Municipal Investments—4.4%				
Michigan;				
Detroit, Sewage Disposal System Senior Lien Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.57	11/1/06	1,000,000 [d]	1,000,000
Michigan Strategic Fund, LOR (Henry Ford Museum and Greenfield Village Project) (LOC; Comerica Bank)	3.62	11/1/06	2,450,000 [d]	2,450,000

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.62	11/1/06	1,000,000 d	1,000,000
Total Short-Term Municipal Investments (cost $4,450,000)				**4,450,000**
Total Investments (cost $98,429,659)			**103.8%**	**106,097,394**
Liabilities, Less Cash and Receivables			**(3.8%)**	**(3,871,406)**
Net Assets			**100.0%**	**102,225,988**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, this security amounted to $11,091,633 or 10.9% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	59.0
AA		Aa		AA	6.0
A		A		A	7.5
BBB		Baa		BBB	5.9
BB		Ba		BB	4.0
B		B		B	1.4
F1		MIG1/P1		SP1/A1	4.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	11.8
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES
October 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 10/31/2006 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	49	(5,302,719)	December 2006	**(60,249)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Uaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	98,429,659	106,097,394
Cash on initial margin		29,400
Interest receivable		1,709,968
Receivable for shares of Beneficial Interest subscribed		4,289
Prepaid expenses		11,110
		107,852,161
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		86,455
Payable for floating rate notes issued		5,100,000
Cash overdraft due to Custodian		284,797
Payable for shares of Beneficial Interest redeemed		80,424
Payable for futures variation margin–Note 4		22,969
Interest and related expenses payable		16,642
Accrued expenses		34,886
		5,626,173
Net Assets ($)		**102,225,988**
Composition of Net Assets ($):		
Paid-in capital		94,427,963
Accumulated undistributed investment income–net		376
Accumulated net realized gain (loss) on investments		190,163
Accumulated net unrealized appreciation (depreciation) on investments [including ($60,249) net unrealized depreciation on financial futures]		7,607,486
Net Assets ($)		**102,225,988**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	94,490,324	2,837,961	4,897,703
Shares Outstanding	6,177,887	185,587	320,140
Net Asset Value Per Share ($)	**15.29**	**15.29**	**15.30**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,781,355**
Expenses:	
Management fee–Note 3(a)	289,030
Shareholder servicing costs–Note 3(c)	165,029
Interest and related expenses	100,074
Distribution fees–Note 3(b)	28,802
Professional fees	12,716
Registration fees	12,485
Custodian fees	9,589
Prospectus and shareholders' reports	6,456
Trustees' fees and expenses–Note 3(d)	1,421
Loan commitment fees–Note 2	290
Miscellaneous	10,003
Total Expenses	**635,895**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,883)
Net Expenses	**629,012**
Investment Income–Net	**2,152,343**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	692,104
Net realized gain (loss) on financial futures	(38,104)
Net Realized Gain (Loss)	**654,000**
Net unrealized appreciation (depreciation) on investments [including ($60,249) net unrealized (depreciation) on financial futures]	1,477,537
Net Realized and Unrealized Gain (Loss) on Investments	**2,131,537**
Net Increase in Net Assets Resulting from Operations	**4,283,880**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	2,152,343	4,456,925
Net realized gain (loss) on investments	654,000	219,855
Net unrealized appreciation (depreciation) on investments	1,477,537	(2,346,648)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,283,880**	**2,330,132**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,997,669)	(4,094,517)
Class B shares	(62,442)	(175,223)
Class C shares	(91,856)	(186,464)
Total Dividends	**(2,151,967)**	**(4,456,204)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,652,105	4,084,813
Class B shares	3,283	70,258
Class C shares	300,517	553,693
Dividends reinvested:		
Class A shares	1,270,163	2,491,153
Class B shares	32,158	83,362
Class C shares	58,978	116,486
Cost of shares redeemed:		
Class A shares	(7,219,206)	(10,063,675)
Class B shares	(1,187,593)	(2,263,470)
Class C shares	(1,169,974)	(545,842)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,259,569)**	**(5,473,222)**
Total Increase (Decrease) in Net Assets	**(4,127,656)**	**(7,599,294)**
Net Assets ($):		
Beginning of Period	106,353,644	113,952,938
End of Period	**102,225,988**	**106,353,644**
Undistributed investment income–net	376	–

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	109,608	267,963
Shares issued for dividends reinvested	84,065	163,658
Shares redeemed	(478,270)	(661,631)
Net Increase (Decrease) in Shares Outstanding	**(284,597)**	**(230,010)**
Class B[a]		
Shares sold	219	4,626
Shares issued for dividends reinvested	2,130	5,473
Shares redeemed	(78,878)	(148,186)
Net Increase (Decrease) in Shares Outstanding	**(76,529)**	**(138,087)**
Class C		
Shares sold	19,897	36,233
Shares issued for dividends reinvested	3,904	7,653
Shares redeemed	(77,435)	(35,776)
Net Increase (Decrease) in Shares Outstanding	**(53,634)**	**8,110**

[a] *During the period ended October 31, 2006, 29,254 Class B shares representing $439,266 were automatically converted to 29,247 Class A shares. During the period ended April 30, 2006, 46,889 Class B shares representing $716,503 were automatically converted to 46,877 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.98	15.28	14.95	15.51	15.07	14.82
Investment Operations:						
Investment income—net [a]	.32	.62	.65	.68	.72	.73
Net realized and unrealized gain (loss) on investments	.31	(.30)	.33	(.56)	.44	.25
Total from Investment Operations	.63	.32	.98	.12	1.16	.98
Distributions:						
Dividends from investment income—net	(.32)	(.62)	(.65)	(.68)	(.72)	(.73)
Net asset value, end of period	15.29	14.98	15.28	14.95	15.51	15.07
Total Return (%) [b]	4.22 [c]	2.11	6.68	.72	7.85	6.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.14 [e]	1.11	1.09	1.06	1.08	1.04
Ratio of net expenses to average net assets [d]	1.14 [e]	1.10	1.09	1.06	1.08	1.04
Ratio of net investment income to average net assets	4.15 [e]	4.08	4.30	4.39	4.70	4.86
Portfolio Turnover Rate	8.62 [c]	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	94,490	96,826	102,251	104,551	116,844	117,732

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not Annualized.*
[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
[e] *Annualized.*
See notes to financial statements.

	Six Months Ended October 31, 2006	Year Ended April 30,				
Class B Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.98	15.28	14.95	15.51	15.06	14.82
Investment Operations:						
Investment income—net[a]	.27	.54	.57	.60	.64	.65
Net realized and unrealized gain (loss) on investments	.31	(.30)	.33	(.56)	.45	.24
Total from Investment Operations	.58	.24	.90	.04	1.09	.89
Distributions:						
Dividends from investment income—net	(.27)	(.54)	(.57)	(.60)	(.64)	(.65)
Net asset value, end of period	15.29	14.98	15.28	14.95	15.51	15.06
Total Return (%)[b]	3.94[c]	1.58	6.14	.21	7.38	6.11
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[d]	1.70[e]	1.65	1.62	1.56	1.58	1.54
Ratio of net expenses to average net assets[d]	1.70[e]	1.63	1.61	1.56	1.58	1.54
Ratio of net investment income to average net assets	3.62[e]	3.55	3.81	3.88	4.18	4.34
Portfolio Turnover Rate	8.62[c]	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	2,838	3,926	6,114	9,347	11,449	10,201

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not Annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	14.99	15.28	14.96	15.51	15.07	14.82
Investment Operations:						
Investment income—net [a]	.26	.51	.54	.56	.60	.62
Net realized and unrealized gain (loss) on investments	.31	(.29)	.32	(.55)	.45	.25
Total from Investment Operations	.57	.22	.86	.01	1.05	.87
Distributions:						
Dividends from investment income—net	(.26)	(.51)	(.54)	(.56)	(.61)	(.62)
Net asset value, end of period	15.30	14.99	15.28	14.96	15.51	15.07
Total Return (%) [b]	3.84[c]	1.44	5.84	.06	7.07	5.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.87[e]	1.84	1.82	1.78	1.81	1.78
Ratio of net expenses to average net assets [d]	1.87[e]	1.82	1.82	1.78	1.81	1.78
Ratio of net investment income to average net assets	3.42[e]	3.35	3.59	3.66	3.93	4.05
Portfolio Turnover Rate	8.62[c]	17.78	21.12	20.76	27.03	38.11
Net Assets, end of period ($ x 1,000)	4,898	5,602	5,588	6,885	7,508	4,978

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not Annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ('Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $444,634 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 were as follows: tax exempt income $4,456,204. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2006, the Distributor retained $634 from commissions earned on sales of the fund's Class A shares and $12,025 and $695 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class B and Class C shares were charged $8,634 and $20,168, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B and Class C shares were charged $120,337, $4,317 and $6,723, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $27,156 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $47,468, Rule 12b-1 distribution plan fees $4,447, shareholder services plan fees $21,667, chief compliance officer fees $1,363 and transfer agency per account fees $11,510.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended October 31, 2006, amounted to $8,740,480 and $17,073,219, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, accumulated net unrealized appreciation on investments was $7,667,735, consisting of $7,668,555 gross unrealized appreciation and $820 gross unrealized depreciation.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.95%	.97%	.96%	.95%	.95%	.94%
As restated	1.14%	1.11%	1.09%	1.06%	1.08%	1.04%
Class B shares:						
As previously reported	1.51%	1.51%	1.49%	1.45%	1.45%	1.44%
As restated	1.70%	1.65%	1.62%	1.56%	1.58%	1.54%
Class C shares:						
As previously reported	1.68%	1.70%	1.69%	1.67%	1.68%	1.68%
As restated	1.87%	1.84%	1.82%	1.78%	1.81%	1.78%

Ratio of Net Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.95%	.96%	.96%	.95%	.95%	.94%
As restated	1.14%	1.10%	1.09%	1.06%	1.08%	1.04%
Class B shares:						
As previously reported	1.51%	1.49%	1.48%	1.45%	1.45%	1.44%
As restated	1.70%	1.63%	1.61%	1.56%	1.58%	1.54%
Class C shares:						
As previously reported	1.68%	1.68%	1.69%	1.67%	1.68%	1.68%
As restated	1.87%	1.82%	1.82%	1.78%	1.81%	1.78%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Portfolio of Investments:		
Total investments	100,997,394	106,097,394
Identified cost	93,329,659	98,429,659
Other assets and liabilities	1,228,594	(3,871,406)
Statement of Assets and Liabilities:		
Total investments in securities, at value	100,997,394	106,097,394
Identified cost	93,329,659	98,429,659
Interest Receivable	1,693,326	1,709,968
Total assets	102,735,519	107,852,161
Payable for floating rate notes issued	–	5,100,000
Interest and related expenses payable	–	16,642
Total liabilities	509,531	5,626,173
Statement of Operations:		
Investment income–Interest	2,681,281	2,781,355
Expenses–Interest and related expenses	–	100,074
Total expenses	535,821	635,895
Net expenses	528,938	629,012

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, Michigan municipal debt funds (the "Performance

Group") and to a larger universe of funds, consisting of all retail and institutional Michigan municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997 – 2006) was equal to or higher than the Performance Group medians, and higher than the Performance Universe medians, for each reported time period. The Board members reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's total return performance was higher than the Performance Group medians for each of the reported time periods, except for the ten-year period, when it was slightly lower, and higher than the Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Performance Group and Performance Universe medians.

The Board members noted that there were no other mutual funds, and no institutional or wrap fee separate accounts, managed by the Manager or its affiliates with similar investment objectives, policies and strategies, as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the prof-

itability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

N O T E S

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Michigan Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053SA1006A

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

SEMIANNUAL REPORT October 31, 2006



Dreyfus

A Mellon Financial Company℠

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Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006

2



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved total returns of 3.81% for Class A shares, 3.61% for Class B shares and 3.48% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.57% for the reporting period.[3]

Municipal bonds rallied over most of the reporting period as the rate of U.S. economic growth began to moderate and the Federal Reserve Board (the "Fed") refrained from raising short-term interest rates. The fund's Class A and B shares produced a higher return than its Lipper category average, primarily due to our emphasis on securities toward the longer end of the market's maturity range. However, the fund lagged its benchmark, which contains bonds from many states, not just Minnesota, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although the reporting period began with a bout of heightened market volatility amid temporary inflation and interest-rate concerns, the municipal bond market generally rallied over the summer and early fall as energy prices declined and U.S. housing markets softened, indicating that the U.S. economic expansion had begun to slow. The Fed lent credence to a less robust economic outlook when, after more than two years of steady rate hikes, it held short-term interest rates unchanged at 5.25% at its meetings in August, September and October. As a result, longer-term municipal bond yields declined while short-term yields remained relatively steady, causing yield differences along the market's maturity range to narrow.

Municipal bond prices also were supported by favorable supply-and-demand factors over the reporting period. Like most states, Minnesota received more tax revenue than originally projected, enabling it to achieve a budget surplus and reducing its need to borrow. Consequently, the supply of new municipal bonds from Minnesota issuers fell compared to the same period one year earlier. Yet, demand remained robust from both individual and institutional investors seeking competitive levels of tax-free income.

The fund benefited from these trends by emphasizing longer-term maturities and maintaining an average duration that was modestly longer than industry averages. This positioning enabled the fund to participate more fully in strength at the longer end of the market's maturity spectrum. In addition, the fund received strong contributions to performance from zero-coupon municipal bonds and non-callable securities.

What is the fund's current strategy?

Recent economic data suggest to us that the U.S. economy is slowing with little risk of recession. Consequently, the Fed appears unlikely to adjust short-term interest rates in either direction over the next several months. Moreover, yield differences along the market's maturity range have fallen toward historical lows in the wake of the market rally. Therefore, we recently reduced the fund's average duration to a position that remained slightly longer than industry averages, but to a lesser degree than its previous positioning. When making new purchases, we have focused primarily on higher-quality, income-oriented bonds that tend to fare well in slower-growth economic environments.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.60	$ 8.21	$ 9.44
Ending value (after expenses)	$1,038.10	$1,036.10	$1,034.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.55	$ 8.13	$ 9.35
Ending value (after expenses)	$1,019.71	$1,017.14	$1,015.93

† *Expenses are equal to the fund's annualized expense ratio of 1.09% for Class A, 1.60% for Class B and 1.84% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments—101.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center)	5.20	2/1/34	1,500,000	1,579,695
Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	6.95	12/1/08	1,645,000	1,694,021
Bloomington Independent School District Number 271 (Insured; FSA)	5.13	2/1/24	2,000,000	2,120,060
Chaska, Electric Revenue	6.00	10/1/10	3,000,000 [a]	3,265,890
Chaska, Electric Revenue	5.00	10/1/30	1,035,000	1,081,523
Columbia Heights, MFHR (Crest View ONDC 1 Project) (Collateralized; GNMA)	6.63	4/20/43	1,500,000	1,646,010
Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA)	5.40	11/20/43	3,000,000	3,105,450
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	1,000,000	1,068,480
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	3,000,000	3,225,540
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/20	2,510,000	2,708,917
Lake Superior Independent School District Number 381 (Insured; FSA)	5.00	4/1/21	2,640,000	2,849,220
Lakeville Independent School District Number 194 (Insured; FGIC)	5.50	2/1/24	8,700,000	9,510,318
Mahtomedi Independent School District Number 832 (Insured; MBIA)	0.00	2/1/17	1,275,000	844,484
Minneapolis	0.00	12/1/14	1,825,000	1,342,160

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.00	4/1/10	340,000	340,602
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.50	4/1/29	1,000,000	981,430
Minneapolis, Revenue (Blake School Project)	5.45	9/1/21	2,000,000	2,116,000
Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project)	5.75	2/1/27	1,000,000	1,033,080
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/18	1,000,000	1,103,200
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project)	6.00	12/1/20	2,290,000	2,523,259
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	4,995,000 [a]	5,368,126
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.25	1/1/32	2,500,000	2,625,550
Minnesota, Duluth Airport Revenue	6.25	8/1/14	2,240,000	2,249,990
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	3,850,000 [a]	4,280,007
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	150,000	163,065
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/22	1,130,000	1,229,203

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/27	1,750,000	1,898,487
Minnesota Higher Education Facilities Authority, Revenue (Augsburg College)	5.00	5/1/36	1,500,000	1,535,460
Minnesota Higher Education Facilities Authority, Revenue (University of Saint Thomas)	5.40	4/1/07	2,125,000 [a]	2,141,214
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/20	3,580,000	3,702,329
Minnesota Housing Finance Agency, Residential Housing Finance	5.00	1/1/37	1,000,000	1,040,740
Minnesota Housing Finance Agency, SFMR	5.80	1/1/19	1,020,000	1,058,444
Minnesota Housing Finance Agency, SFMR (Insured; MBIA)	5.45	1/1/22	525,000	547,417
Minnesota Retirement Systems, Building Revenue	6.00	6/1/30	1,475,000	1,589,357
Northern Municipal Power Agency, Electric System Revenue (Insured; FSA)	6.90	1/1/16	10,000,000 [b,c]	10,536,300
Northfield, HR	6.00	11/1/11	2,000,000 [a]	2,211,600
Northfield, HR	5.38	11/1/31	1,125,000	1,199,374
Ramsey, LR (Pact Charter School Project)	6.75	12/1/33	1,000,000	1,079,810
Rosemount Independent School District Number 196 (Insured; MBIA)	0.00	4/1/14	2,960,000	2,232,432
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)	5.13	5/1/18	1,500,000	1,593,450
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,500,000	1,667,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.70	11/1/15	2,000,000	2,066,520
Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC)	5.10	2/1/24	2,000,000	2,058,980
Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA)	5.25	8/1/23	3,395,000	3,607,391
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	2,850,000 [a]	3,110,718
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/25	4,505,000	2,061,443
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/26	4,625,000	2,019,645
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System)	5.00	12/1/21	1,000,000	1,039,030
Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.38	11/15/18	2,215,000	2,270,154
Washington County Housing and Redevelopment Authority, Pooled Financing (Insured; MBIA)	5.50	2/1/32	2,000,000	2,129,460

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Willmar, HR (Rice Memorial Hospital Project) (Insured; FSA)	5.00	2/1/32	4,000,000	4,193,080
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/34	2,500,000	2,741,950
Total Long-Term Municipal Investments (cost $113,994,592)				**121,387,615**
Short-Term Municipal Investment—.8%				
Saint Paul Port Authority, Revenue (Amherst H. Wilder Foundation Project) (LOC; The Bank of New York) (cost $1,000,000)	3.62	11/1/06	1,000,000 [d]	**1,000,000**
Total Investments (cost $114,994,592)			**102.7%**	**122,387,615**
Liabilities, Less Cash and Receivables			**(2.7%)**	**(3,272,561)**
Net Assets			**100.0%**	**119,115,054**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, this security amounted to $10,536,300 or 8.8% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	47.6
AA		Aa		AA	6.3
A		A		A	20.3
BBB		Baa		BBB	11.9
BB		Ba		BB	2.7
F1		MIG1/P1		SP1/A1	.9
Not Rated[e]		Not Rated[e]		Not Rated[e]	10.3
					100.0

† *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES
October 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 10/31/2006 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	53	(5,735,594)	December 2006	**(65,167)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	114,994,592	122,387,615
Cash		150,542
Cash on initial margin		31,800
Interest receivable		1,804,563
Receivable for shares of Beneficial Interest subscribed		13,067
Prepaid expenses		11,979
		124,399,566
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		99,632
Payable for floating rate note issued		5,000,000
Payable for shares of Beneficial Interest redeemed		70,962
Interest and related expenses payable		66,997
Payable for futures variation margin–Note 4		24,844
Accrued expenses		22,077
		5,284,512
Net Assets ($)		**119,115,054**
Composition of Net Assets ($):		
Paid-in capital		111,627,899
Accumulated net realized gain (loss) on investments		103,547
Accumulated net unrealized appreciation (depreciation) on investments [including ($65,167) net unrealized (depreciation) on financial futures]		7,383,608
Net Assets ($)		**119,115,054**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	104,988,358	9,796,652	4,330,044
Shares Outstanding	6,806,473	634,103	280,295
Net Asset Value Per Share ($)	**15.42**	**15.45**	**15.45**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**3,129,658**
Expenses:	
Management fee–Note 3(a)	326,314
Shareholder servicing costs–Note 3(c)	172,481
Interest and related expenses	98,699
Distribution fees–Note 3(b)	41,546
Professional fees	14,409
Registration fees	10,822
Custodian fees	10,772
Prospectus and shareholders' reports	3,912
Trustees' fees and expenses–Note 3(d)	1,727
Loan commitment fees–Note 2	319
Miscellaneous	10,919
Total Expenses	**691,920**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,136)
Net Expenses	**685,784**
Investment Income–Net	**2,443,874**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	25,521
Net realized gain (loss) on financial futures	(41,214)
Net Realized Gain (Loss)	**(15,693)**
Net unrealized appreciation (depreciation) on investments [including ($65,167) net unrealized (depreciation) on financial futures]	2,006,060
Net Realized and Unrealized Gain (Loss) on Investments	**1,990,367**
Net Increase in Net Assets Resulting from Operations	**4,434,241**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income−net	2,443,874	5,005,654
Net realized gain (loss) on investments	(15,693)	144,118
Net unrealized appreciation (depreciation) on investments	2,006,060	(2,095,100)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,434,241**	**3,054,672**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(2,183,057)	(4,427,436)
Class B shares	(186,396)	(428,511)
Class C shares	(74,421)	(149,707)
Total Dividends	**(2,443,874)**	**(5,005,654)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,542,037	5,607,121
Class B shares	76,216	483,647
Class C shares	179,503	859,075
Dividends reinvested:		
Class A shares	1,446,009	2,833,104
Class B shares	60,530	114,261
Class C shares	25,599	50,030
Cost of shares redeemed:		
Class A shares	(4,259,408)	(11,314,209)
Class B shares	(927,525)	(2,620,062)
Class C shares	(345,897)	(980,075)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(202,936)**	**(4,967,108)**
Total Increase (Decrease) in Net Assets	**1,787,431**	**(6,918,090)**
Net Assets ($):		
Beginning of Period	117,327,623	124,245,713
End of Period	**119,115,054**	**117,327,623**

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	232,048	364,262
Shares issued for dividends reinvested	94,673	184,318
Shares redeemed	(279,251)	(736,193)
Net Increase (Decrease) in Shares Outstanding	**47,470**	**(187,613)**
Class B[a]		
Shares sold	5,031	31,340
Shares issued for dividends reinvested	3,957	7,422
Shares redeemed	(60,838)	(170,211)
Net Increase (Decrease) in Shares Outstanding	**(51,850)**	**(131,449)**
Class C		
Shares sold	11,786	55,733
Shares issued for dividends reinvested	1,672	3,250
Shares redeemed	(22,682)	(63,656)
Net Increase (Decrease) in Shares Outstanding	**(9,224)**	**(4,673)**

[a] *During the period ended October 31, 2006, 14,767 Class B shares representing $224,841 were automatically converted to 14,789 Class A shares and during the period ended April 30, 2006, 79,813 Class B shares representing $1,231,676 were automatically converted to 79,937 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	15.17	15.42	15.19	15.57	14.88	14.60
Investment Operations:						
Investment income—net [a]	.32	.64	.64	.65	.67	.70
Net realized and unrealized gain (loss) on investments	.25	(.25)	.40	(.36)	.69	.28
Total from Investment Operations	.57	.39	1.04	.29	1.36	.98
Distributions:						
Dividends from investment income—net	(.32)	(.64)	(.65)	(.65)	(.67)	(.70)
Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total Distributions	(.32)	(.64)	(.81)	(.67)	(.67)	(.70)
Net asset value, end of period	15.42	15.17	15.42	15.19	15.57	14.88
Total Return (%) [b]	3.81 [c]	2.58	6.99	1.85	9.31	6.82
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.10 [e]	1.08	1.02	.98	1.01	1.02
Ratio of net expenses to average net assets [d]	1.09 [e]	1.07	1.01	.98	1.01	1.02
Ratio of net investment income to average net assets	4.19 [e]	4.19	4.21	4.20	4.39	4.71
Portfolio Turnover Rate	3.16 [c]	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)		104,988	102,510	107,083	111,837	122,406	117,881

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	15.19	15.44	15.22	15.59	14.90	14.62
Investment Operations:						
Investment income—net [a]	.28	.56	.56	.57	.59	.62
Net realized and unrealized gain (loss) on investments	.26	(.24)	.39	(.35)	.69	.28
Total from Investment Operations	.54	.32	.95	.22	1.28	.90
Distributions:						
Dividends from investment income—net	(.28)	(.57)	(.57)	(.57)	(.59)	(.62)
Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total Distributions	(.28)	(.57)	(.73)	(.59)	(.59)	(.62)
Net asset value, end of period	15.45	15.19	15.44	15.22	15.59	14.90
Total Return (%) [b]	3.61 [c]	2.06	6.36	1.40	8.74	6.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets [d]	1.61 [e]	1.59	1.53	1.48	1.51	1.53
Ratio of net expenses to average net assets [d]	1.60 [e]	1.58	1.52	1.48	1.51	1.53
Ratio of net investment income to average net assets	3.68 [e]	3.68	3.70	3.69	3.85	4.18
Portfolio Turnover Rate	3.16 [c]	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)	9,797	10,420	12,621	16,493	18,089	13,714

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

[e] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class C Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	15.19	15.44	15.21	15.59	14.90	14.62
Investment Operations:						
Investment income–net[a]	.26	.53	.53	.53	.55	.56
Net realized and unrealized gain (loss) on investments	.26	(.25)	.39	(.36)	.69	.31
Total from Investment Operations	.52	.28	.92	.17	1.24	.87
Distributions:						
Dividends from investment income–net	(.26)	(.53)	(.53)	(.53)	(.55)	(.59)
Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total Distributions	(.26)	(.53)	(.69)	(.55)	(.55)	(.59)
Net asset value, end of period	15.45	15.19	15.44	15.21	15.59	14.90
Total Return (%)[b]	3.48[c]	1.81	6.18	1.09	8.48	5.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[d]	1.85[e]	1.83	1.77	1.72	1.76	1.78
Ratio of net expenses to average net assets[d]	1.84[e]	1.82	1.76	1.72	1.76	1.78
Ratio of net investment income to average net assets	3.44[e]	3.43	3.45	3.43	3.61	3.85
Portfolio Turnover Rate	3.16[c]	7.24	9.86	29.35	22.45	33.33
Net Assets, end of period ($ x 1,000)	4,330	4,398	4,542	4,922	4,189	3,211

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

20

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 were as follows: tax exempt income $5,005,654. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2006, the Distributor retained $1,587 from commissions earned on sales of the fund's Class A shares and $2,211 and $1,022 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class B and Class C shares were charged $25,303 and $16,243, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B and Class C shares were charged $130,259, $12,651 and $5,415, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $25,230 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees

$55,423, Rule 12b-1 distribution plan fees $6,932, shareholder services plan fees $25,192, chief compliance officer fees $1,363 and transfer agency per account fees $10,722.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended October 31, 2006, amounted to $3,672,714 and $4,461,790, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, accumulated net unrealized appreciation on investments was $7,393,023, consisting of $7,411,593 gross unrealized appreciation and $18,570 gross unrealized depreciation.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.93%	.95%	.95%	.93%	.94%	.93%
As restated	1.10%	1.08%	1.02%	.98%	1.01%	1.02%
Class B shares:						
As previously reported	1.44%	1.46%	1.46%	1.43%	1.44%	1.44%
As restated	1.61%	1.59%	1.53%	1.48%	1.51%	1.53%
Class C shares:						
As previously reported	1.68%	1.70%	1.70%	1.67%	1.69%	1.69%
As restated	1.85%	1.83%	1.77%	1.72%	1.76%	1.78%

Ratio of Net Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.92%	.94%	.94%	.93%	.94%	.93%
As restated	1.09%	1.07%	1.01%	.98%	1.01%	1.02%
Class B shares:						
As previously reported	1.43%	1.45%	1.45%	1.43%	1.44%	1.44%
As restated	1.60%	1.58%	1.52%	1.48%	1.51%	1.53%
Class C shares:						
As previously reported	1.67%	1.69%	1.69%	1.67%	1.69%	1.69%
As restated	1.84%	1.82%	1.76%	1.72%	1.76%	1.78%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Portfolio of Investments:		
Total investments	117,387,615	122,387,615
Identified cost	109,994,592	114,994,592
Other assets and liabilities	1,727,439	(3,272,561)
Statement of Assets and Liabilities:		
Total investments in securities, at value	117,387,615	122,387,615
Identified cost	109,994,592	114,994,592
Interest Receivable	1,737,566	1,804,563
Total assets	119,332,569	124,399,566
Payable for floating rate notes issued	–	5,000,000
Interest and related expenses payable	–	66,997
Total liabilities	217,515	5,284,512
Net unrealized appreciation of investments	7,327,856	7,383,608
Accumulated net realized gain on investments	159,299	103,547
Statement of Operations:		
Investment income–Interest	3,030,959	3,129,658
Expenses–Interest and related expenses	–	98,699
Total expenses	593,221	691,920
Net expenses	587,085	685,784

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail

front-end load, Minnesota municipal debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional Minnesota municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997 - 2006) was equal to or higher than the Performance Group medians for each of the reported time periods except the one-year periods ended June 30, 2001 and 2002, when it was lower, and that the fund's yield performance was higher than the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's performance was higher than the Performance Group medians for each of the reported time periods except the ten-year period, when it was slightly lower, and that the fund's performance was higher than the Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was equal to or higher than the Expense Group medians and higher than the Expense Universe median and that the fund's total expense ratio was higher than the Expense Group and Expense Universe medians.

The Board members noted that there were no other mutual funds, and no institutional or wrap fee separate accounts, managed by the Manager or its affiliates with similar investment objectives, policies and strategies, as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE
FUND'S MANAGEMENT AGREEMENT (Unaudited) *(continued)*

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund
was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services
provided, and profits to be realized and benefits derived or to be
derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue
to the Manager and its affiliates in connection with the management
of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that,
to the extent in the future it were to be determined that material
economies of scale had not been shared with the fund, the Board
would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations,
along with the information received on a routine and regular basis
throughout the year, and, without any one factor being dispositive, the
Board determined that re-approval of the fund's Management
Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0055SA1006A

Dreyfus Premier State Municipal Bond Fund, Ohio Series

SEMIANNUAL REPORT October 31, 2006



Dreyfus

A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Contents

THE FUND

FOR MORE INFORMATION



The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006

2



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved total returns of 3.81% for Class A shares, 3.54% for Class B shares and 3.40% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category, and the average total return for all funds reported in this category was 3.57% for the reporting period.[3]

Municipal bonds rallied over most of the reporting period as the rate of U.S. economic growth began to moderate and the Federal Reserve Board (the "Fed") refrained from raising short-term interest rates. The fund's Class A shares produced a higher return than its Lipper category average, primarily due to our emphasis on securities toward the longer end of the market's maturity range. However, the fund lagged its benchmark, which contains bonds from many states, not just Ohio, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although the reporting period began with a bout of heightened market volatility, the municipal bond market generally rallied over the summer and early fall as energy prices declined and U.S. housing markets softened, indicating that the U.S. economic expansion had begun to slow. The Fed lent credence to a less robust economic outlook when, after more than two years of steady rate hikes, it held short-term interest rates unchanged at 5.25% at its meetings in August, September and October. As a result, longer-term municipal bond yields declined while short-term yields remained relatively steady, causing yield differences along the market's maturity range to narrow.

Municipal bond prices also were supported by favorable supply-and-demand factors. Like most states, Ohio received more tax revenue than originally projected, reducing its need to borrow. Consequently, the supply of new municipal bonds fell compared to the same period one year earlier. Yet, demand remained robust from investors seeking competitive levels of tax-free income.

The fund benefited from these trends by emphasizing longer-term maturities and maintaining an average duration that was modestly longer than industry averages. This positioning enabled the fund to participate more fully in strength at the longer end of the market's maturity spectrum. In addition, the fund received strong contributions from zero-coupon municipal bonds and non-callable securities.

However, the fund's relative performance was hindered when a few of its seasoned holdings were redeemed early by their issuers, resulting in the loss of high-coupon, premium-priced securities that could not be replaced in today's lower interest-rate environment.

What is the fund's current strategy?

Recent economic data suggest to us that the U.S. economy is slowing with little risk of recession, and the Fed appears unlikely to adjust short-term interest rates in either direction over the next several months. Moreover, yield differences along the market's maturity range have fallen toward historical lows after the market rally. Nonetheless, because we recently found what we believe to be attractive opportunities among longer-term non-callable and discount bonds, the fund's average duration recently rose to a range that remained longer than industry averages, but to a slightly greater degree than its previous positioning.

November 15, 2006

---

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

3 *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.29	$ 8.00	$ 9.23
Ending value (after expenses)	$1,038.10	$1,035.40	$1,034.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.24	$ 7.93	$ 9.15
Ending value (after expenses)	$1,020.01	$1,017.34	$1,016.13

† *Expenses are equal to the fund's annualized expense ratio of 1.03% for Class A, 1.56% for Class B and 1.80% for Class C, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments−99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio−94.3%				
Adena Local School District, GO (School Improvement)	5.50	12/1/21	1,085,000	1,211,055
Akron	6.00	12/1/12	1,380,000	1,559,856
Akron (Insured; MBIA)	5.50	12/1/20	1,460,000	1,582,479
Akron, Sewer System Revenue (Insured; MBIA)	5.88	12/1/06	1,200,000 a	1,214,256
Brunswick City School District (Insured; AMBAC)	5.00	12/1/23	2,000,000	2,079,620
Cincinnati, Water System Revenue	5.00	12/1/20	1,000,000	1,053,240
Cincinnati, Water System Revenue	5.00	12/1/22	5,545,000	5,800,957
Cincinnati, Water System Revenue	5.00	12/1/23	3,130,000	3,274,481
Cincinnati City School District, School Improvement (Insured; MBIA)	5.38	12/1/11	6,560,000 a	7,113,730
Cincinnati City School District Board of Education, GO (Classroom Facilities Construction and Improvement) (Insured; FGIC)	5.25	12/1/28	5,000,000	5,874,200
Cincinnati Technical College (Insured; AMBAC)	5.25	10/1/22	2,825,000	3,066,651
Clermont County, Hospital Facilities Revenue (Mercy Health Systems) (Insured; AMBAC)	5.63	9/1/16	4,250,000	4,396,965
Cleveland, COP (Stadium Project) (Insured; AMBAC)	5.25	11/15/22	1,210,000	1,251,080
Cleveland, Public Power System Revenue (Insured; MBIA)	5.13	11/15/06	9,650,000 a	9,848,597
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/23	1,315,000	1,344,298

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cleveland, Waterworks Revenue (Insured; MBIA)	5.50	1/1/21	8,000,000	9,283,040
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights– Public Parking Garage Project)	7.00	12/1/18	2,345,000	2,522,141
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights– Public Parking Garage Project)	7.35	12/1/31	3,655,000	3,945,865
Columbus City School District, School Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/14	765,000 [a]	835,479
Columbus City School District, School Facilities Construction and Improvement (Insured; FSA)	4.25	12/1/32	4,000,000	3,910,360
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	6,250,000	6,948,875
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	4,845,000 [a]	5,158,568
Cuyahoga County, Mortgage Revenue (West Tech Apartments Project) (Collateralized; GNMA)	5.95	9/20/42	529,500	529,500
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/19	1,860,000	2,005,340
Fairfield City School District, School Improvement Unlimited Tax (Insured; FGIC)	5.38	12/1/20	1,400,000	1,509,396
Forest Hills Local School District (Insured; MBIA)	5.70	12/1/07	1,000,000 [a]	1,032,620
Franklin County, HR (Holy Cross Health System Corp.)	5.80	6/1/16	260,000	265,582

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Franklin County, Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA)	5.80	5/20/44	1,200,000	1,264,980
Greater Cleveland Regional Transit Authority (Insured; FGIC)	5.65	12/1/06	5,445,000 a	5,508,707
Hamilton County, EDR (King Highland Community Urban Redevelopment Corp.– University of Cincinnati, Lessee, Project) (Insured; MBIA)	5.00	6/1/33	2,000,000	2,130,780
Hamilton County, Sales Tax Revenue (Insured; AMBAC)	0.00	12/1/27	17,940,000	7,210,983
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 a	1,078,640
Highland Local School District, School Improvement (Insured; FSA)	5.75	12/1/11	2,020,000 a	2,225,454
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/13	1,655,000	1,264,999
Hilliard School District, School Improvement (Insured; FGIC)	0.00	12/1/14	1,655,000	1,211,361
Lebanon City School District (Insured; FSA)	5.50	12/1/11	4,050,000 a	4,415,229
Little Miami Local School District, School Improvement Unlimited Tax GO (Insured; FSA)	5.00	12/1/34	1,370,000	1,462,201
Massillon City School District, Improvement (Insured; MBIA)	5.00	12/1/25	1,150,000	1,219,161
Milford Exempt Village School District, School Improvement (Insured; FSA)	6.00	12/1/11	1,910,000 a	2,125,372
New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC)	5.20	10/1/24	2,000,000	2,134,440
North Royalton City School District (Insured; MBIA)	6.10	12/1/09	2,500,000 a	2,730,550
Ohio (Insured; FSA)	6.31	3/15/20	15,520,000 b,c	16,560,073

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Ohio, PCR (Standard Oil Co. Project) (Guaranteed; British Petroleum Co. PLC)	6.75	12/1/15	2,700,000	3,278,421
Ohio, SWDR (USG Corp. Project)	5.60	8/1/32	3,000,000	3,111,030
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; FGIC)	5.00	5/1/23	2,250,000	2,388,240
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	6.05	9/1/17	860,000	885,645
Ohio State University, General Receipts	5.25	6/1/23	2,625,000	2,843,190
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements	5.50	2/15/26	7,700,000	8,219,365
Otsego Local School District, GO (School Facilities Construction and Improvement) (Insured; FSA)	5.38	12/1/32	1,460,000	1,599,021
Pickerington Local School District (School Facilities Construction and Improvement) (Insured; FGIC)	5.25	12/1/11	6,000,000 [a]	6,471,840
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.30	2/15/24	2,250,000	2,466,000
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.40	2/15/34	2,500,000	2,735,800
Strongsville, Library Improvement (Insured; FGIC)	5.50	12/1/20	1,700,000	1,842,613
Summit County (Insured; FGIC)	6.50	12/1/10	2,000,000 [a]	2,234,420

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Summit County Port Authority, Development Revenue (Bond Fund Program-Twinsburg Township Project)	5.13	5/15/25	660,000	670,725
Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC)	5.50	12/1/26	1,000,000	1,079,800
Toledo (Insured; AMBAC)	5.63	12/1/06	1,000,000 [a]	1,021,650
Toledo Lucas County Port Authority, Revenue (Northwest Ohio Bond Fund)	6.38	11/15/32	1,650,000	1,805,117
University of Cincinnati, General Receipts (Insured; FGIC)	5.75	6/1/11	2,165,000 [a]	2,383,665
University of Cincinnati, General Receipts (Insured; FGIC)	5.75	6/1/11	1,500,000 [a]	1,651,500
University of Cincinnati, General Receipts (Insured; MBIA)	5.00	6/1/21	3,040,000	3,185,251
Warren, Waterworks Revenue (Insured; FGIC)	5.50	11/1/15	1,450,000	1,612,806
West Muskingum Local School District (School Facilities Construction and Improvement) (Insured; FGIC)	5.00	12/1/30	2,945,000	3,101,792
Youngstown (Insured; AMBAC)	5.38	12/1/25	2,195,000	2,346,806
Youngstown (Insured; AMBAC)	6.00	12/1/31	2,370,000	2,597,994
U.S. Related—4.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,500,000	857,125
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,077,250
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.25	6/1/26	1,935,000	1,947,287

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,303,870
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	3,000,000	3,130,260
Total Long-Term Municipal Investments (cost $197,843,716)				**211,009,644**
Short-Term Municipal Investments—2.4%				
Ohio;				
Ohio, PCR, Refunding (Sohio Air Project)	3.61	11/1/06	1,000,000 d	1,000,000
Trumbull County, Health Care Facilities Revenue and Improvement, Refunding (Shepherd of the Valley Lutheran Retirement Services, Inc. Obligated Group) (Insured; Radian Group and Liquidity Facility; Bank of America)	3.62	11/1/06	4,100,000 d	4,100,000
Total Short-Term Municipal Investments (cost $5,100,000)				**5,100,000**
Total Investments (cost $202,943,716)			**101.6%**	**216,109,644**
Liabilities, Less Cash and Receivables			**(1.6%)**	**(3,425,212)**
Net Assets			**100.0%**	**212,684,432**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, this security amounted to $16,560,073 or 7.8% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	65.3
AA		Aa		AA	12.6
A		A		A	2.5
BBB		Baa		BBB	8.0
BB		Ba		BB	.5
CCC		Caa		CCC	.9
F1		MIG1/P1		SP1/A1	2.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	7.7
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2006 (unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 10/31/2006 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	99	(10,713,656)	December 2006	**(121,727)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	202,943,716	216,109,644
Cash		1,184,130
Cash on initial margin		59,400
Interest receivable		3,416,584
Receivable for shares of Beneficial Interest subscribed		11,224
Prepaid expenses		11,248
		220,792,230
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		180,863
Payable for floating rates notes issued		7,760,000
Payable for shares of Beneficial Interest redeemed		61,955
Interest and related expenses payable		34,388
Payable for futures variation margin–Note 4		46,406
Accrued expenses		24,186
		8,107,798
Net Assets ($)		**212,684,432**
Composition of Net Assets ($):		
Paid-in capital		201,628,648
Accumulated undistributed investment income–net		57
Accumulated net realized gain (loss) on investments		(1,988,474)
Accumulated gross unrealized appreciation on investments [including ($121,727) net unrealized (depreciation) on financial futures]		13,044,201
Net Assets ($)		**212,684,432**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	185,182,315	17,745,363	9,756,754
Shares Outstanding	14,571,054	1,395,895	766,368
Net Asset Value Per Share ($)	**12.71**	**12.71**	**12.73**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**5,552,233**
Expenses:	
Management fee–Note 3(a)	592,313
Shareholder servicing costs–Note 3(c)	327,839
Interest and related expenses	152,402
Distribution fees–Note 3(b)	86,402
Professional fees	15,435
Custodian fees	14,999
Registration fees	9,337
Trustees' fees and expenses–Note 3(d)	2,962
Loan commitment fees–Note 2	588
Prospectus and shareholders' reports	2,173
Miscellaneous	13,108
Total Expenses	**1,217,558**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(12,347)
Net Expenses	**1,205,211**
Investment Income–Net	**4,347,022**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	936,426
Net realized gain (loss) on financial futures	(76,985)
Net Realized Gain (Loss)	**859,441**
Net unrealized appreciation (depreciation) on investments [including ($121,727) net unrealized (depreciation) on financial futures]	2,709,933
Net Realized and Unrealized Gain (Loss) on Investments	**3,569,374**
Net Increase in Net Assets Resulting from Operations	**7,916,396**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	4,347,022	9,065,559
Net realized gain (loss) on investments	859,441	266,294
Net unrealized appreciation (depreciation) on investments	2,709,933	(5,242,140)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,916,396**	**4,089,713**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,826,299)	(7,821,603)
Class B shares	(354,322)	(902,482)
Class C shares	(166,344)	(340,693)
Total Dividends	**(4,346,965)**	**(9,064,778)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,380,644	14,981,336
Class B shares	198,032	539,212
Class C shares	314,343	1,473,357
Dividends reinvested:		
Class A shares	2,565,975	5,299,586
Class B shares	201,325	504,432
Class C shares	110,235	231,190
Cost of shares redeemed:		
Class A shares	(11,168,910)	(21,695,917)
Class B shares	(5,073,907)	(7,150,036)
Class C shares	(772,142)	(1,940,563)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,244,405)**	**(7,757,403)**
Total Increase (Decrease) in Net Assets	**(3,674,974)**	**(12,732,468)**
Net Assets ($):		
Beginning of Period	216,359,406	229,091,874
End of Period	**212,684,432**	**216,359,406**
Undistributed income	57	–

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	508,181	1,177,591
Shares issued for dividends reinvested	204,006	417,558
Shares redeemed	(889,125)	(1,710,523)
Net Increase (Decrease) in Shares Outstanding	**(176,938)**	**(115,374)**
Class B[a]		
Shares sold	15,831	42,379
Shares issued for dividends reinvested	16,006	39,712
Shares redeemed	(404,374)	(561,895)
Net Increase (Decrease) in Shares Outstanding	**(372,537)**	**(479,804)**
Class C		
Shares sold	25,014	115,312
Shares issued for dividends reinvested	8,750	18,189
Shares redeemed	(61,303)	(152,446)
Net Increase (Decrease) in Shares Outstanding	**(27,539)**	**(18,945)**

[a] *During the period ended October 31, 2006, 151,676 Class B shares representing $1,899,253 were automatically converted to 151,676 Class A shares and during the period ended April 30, 2006, 258,762 Class B shares representing $3,298,433 were automatically converted to 258,838 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.50	12.78	12.48	12.84	12.48	12.29
Investment Operations:						
Investment income—net [a]	.26	.52	.52	.52	.55	.58
Net realized and unrealized gain (loss) on investments	.21	(.28)	.30	(.36)	.36	.19
Total from Investment Operations	.47	.24	.82	.16	.91	.77
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.52)	(.52)	(.55)	(.58)
Net asset value, end of period	12.71	12.50	12.78	12.48	12.84	12.48
Total Return (%)[b]	3.81[c]	1.92	6.70	1.25	7.39	6.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[d,e]	1.02[d]	.97[d]	.94[d]	.93[d]	.92
Ratio of net expenses to average net assets	1.03[d,e]	1.02[d]	.97[d]	.94[d]	.93[d]	.92
Ratio of net investment income to average net assets	4.12[e]	4.12	4.12	4.09	4.33	4.64
Portfolio Turnover Rate	11.82[c]	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	185,182	184,312	189,946	198,836	212,474	210,000

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

[e] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.50	12.78	12.48	12.84	12.48	12.29
Investment Operations:						
Investment income−net[a]	.23	.46	.45	.46	.48	.51
Net realized and unrealized gain (loss) on investments	.21	(.28)	.31	(.36)	.36	.20
Total from Investment Operations	.44	.18	.76	.10	.84	.71
Distributions:						
Dividends from investment income−net	(.23)	(.46)	(.46)	(.46)	(.48)	(.52)
Net asset value, end of period	12.71	12.50	12.78	12.48	12.84	12.48
Total Return (%)[b]	3.54[c]	1.40	6.15	.74	6.86	5.82
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.56[d,e]	1.53[d]	1.48[d]	1.45[d]	1.43[d]	1.42
Ratio of net expenses to average net assets	1.56[d,e]	1.53[d]	1.48[d]	1.45[d]	1.43[d]	1.42
Ratio of net investment income to average net assets	3.60[e]	3.61	3.61	3.59	3.82	4.13
Portfolio Turnover Rate	11.82[c]	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	17,745	22,108	28,740	37,779	45,655	40,904

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	12.52	12.80	12.50	12.86	12.50	12.30
Investment Operations:						
Investment income−net [a]	.21	.43	.42	.42	.45	.48
Net realized and unrealized gain (loss) on investments	.21	(.28)	.31	(.36)	.36	.21
Total from Investment Operations	.42	.15	.73	.06	.81	.69
Distributions:						
Dividends from investment income−net	(.21)	(.43)	(.43)	(.42)	(.45)	(.49)
Net asset value, end of period	12.73	12.52	12.80	12.50	12.86	12.50
Total Return (%) [b]	3.40[c]	1.15	5.89	.48	6.60	5.65
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.80[d,e]	1.78[d]	1.73[d]	1.70[d]	1.67[d]	1.65
Ratio of net expenses to average net assets	1.80[d,e]	1.77[d]	1.73[d]	1.70[d]	1.67[d]	1.65
Ratio of net investment income to average net assets	3.35[e]	3.36	3.36	3.32	3.58	3.86
Portfolio Turnover Rate	11.82[c]	13.57	5.30	18.49	48.42	32.20
Net Assets, end of period ($ X 1,000)	9,757	9,939	10,406	11,051	10,163	9,407

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the
"Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The Trust's investment objective is to
maximize current income exempt from federal and, where applicable,
state income taxes, without undue risk. The Dreyfus Corporation (the
"Manager" or "Dreyfus") serves as the fund's investment adviser. The
Manager is a wholly-owned subsidiary of Mellon Financial
Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned
subsidiary of the Manager, is the distributor of the fund's shares. The
fund is authorized to issue an unlimited number of $.001 par value
shares of Beneficial Interest in the following classes of shares: Class A,
Class B and Class C. Class A shares are subject to a sales charge
imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share
redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a
CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services
offered to and the expenses borne by each class and certain voting
rights. Income, expenses (other than expenses attributable to a specific
class), and realized and unrealized gains or losses on investments are
allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except
in connection with dividend reinvestment and permitted exchanges of
Class B shares.

The Trust accounts separately for the assets, liabilities and operations of
each series. Expenses directly attributable to each series are charged to
that series' operations; expenses which are applicable to all series are
allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $2,849,978 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $359,183 of the carryover expires in fiscal 2009, $2,103,420 expires in fiscal 2012 and $387,375 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 was as follows: tax exempt income $9,064,778. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2006, the Distributor retained $4,489 from commissions earned on sales of the fund's Class A shares, and $53,627 and $634 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class B and Class C shares were charged $49,184 and $37,218, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B and Class C shares were charged $232,235, $24,592 and $12,406, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $48,690 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $98,844, Rule 12b-1 distribution plan fees $13,722, shareholder services plan fees $45,037, chief compliance officer fees $1,363 and transfer agent per account fees $21,897.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2006, amounted to $24,874,662 and $33,143,639, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see Statement of Investments).

NOTE 5—Restatement

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003
Class A shares:					
As previously reported	.89%	.91%	.91%	.90%	.92%
As restated	1.03%	1.02%	.97%	.94%	.93%
Class B shares:					
As previously reported	1.42%	1.42%	1.42%	1.41%	1.42%
As restated	1.56%	1.53%	1.48%	1.45%	1.43%
Class C shares:					
As previously reported	1.66%	1.67%	1.67%	1.66%	1.66%
As restated	1.80%	1.78%	1.73%	1.70%	1.67%

Ratio of Net Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003
Class A shares:					
As previously reported	.89%	.91%	.91%	.90%	.92%
As restated	1.03%	1.02%	.97%	.94%	.93%
Class B shares:					
As previously reported	1.42%	1.42%	1.42%	1.41%	1.42%
As restated	1.56%	1.53%	1.48%	1.45%	1.43%
Class C shares:					
As previously reported	1.66%	1.66%	1.67%	1.66%	1.66%
As restated	1.80%	1.77%	1.73%	1.70%	1.67%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Portfolio of Investments:		
Total investments	208,349,644	216,109,644
Identified cost	195,183,716	202,943,716
Other assets and liabilities	4,334,788	(3,425,212)
Statement of Assets and Liabilities:		
Total investments in securities, at value	208,349,644	216,109,644
Identified cost	195,183,716	202,943,716
Interest Receivable	3,382,196	3,416,584
Total assets	212,997,842	220,792,230
Payable for floating rate notes issued	–	7,760,000
Interest and related expenses payable	–	34,388
Total liabilities	313,410	8,107,798
Statement of Operations:		
Investment income−Interest	5,399,831	5,552,233
Expenses−Interest and related expenses	–	152,402
Total expenses	1,065,156	1,217,558
Net expenses	1,052,809	1,205,211

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the Trust's Management Agreement with respect to the fund, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, Ohio municipal debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional Ohio municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board members noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997-2006) was higher than the Performance Group median for each reported time period except the one-year periods ended June 30, 2001 and 2002, when it was lower, and that the fund's yield performance was higher than the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's performance was higher than the Performance Group and Performance Universe medians for each reported time period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Performance Group and Performance Universe medians.

The Board members noted that there were no other mutual funds, and no institutional or wrap fee separate accounts, managed by the Manager or its affiliates with similar investment objectives, policies and strategies, as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitabil-

ity analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Ohio Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0057SA1006A

Dreyfus Premier State Municipal Bond Fund, Virginia Series

SEMIANNUAL REPORT October 31, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



Dreyfus Premier State
Municipal Bond Fund,
Virginia Series

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the six-month period from May 1, 2006, through October 31, 2006.

Although reports of slower U.S. economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of October, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, and that investors expect the Federal Reserve Board's next move to be toward lower short-term interest rates. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Portfolio Manager

How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the six-month period ended October 31, 2006, the fund achieved total returns of 3.49% for Class A shares, 3.29% for Class B shares and 3.10% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.12% for the same period.[2]

After encountering weakness early in the reporting period, municipal bonds rallied as inflation and interest-rate concerns eased. The fund produced lower returns than its benchmark, primarily because its long-standing holdings of high-coupon securities tend to be less responsive than most bonds to falling long-term interest rates. In addition, the fund's benchmark contains securities from many states, not just Virginia, and its performance does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

After a sustained period in which fixed-income investors were encouraged by robust economic growth and low inflation, market sentiment appeared to deteriorate in the spring of 2006. Hawkish comments by members of the Federal Reserve Board (the "Fed") and rising energy prices sparked renewed concerns regarding inflation and interest rates, leading to a decline in municipal bond prices.

However, investors' inflation worries eased over the summer, as softening housing markets and less impressive employment gains indicated that U.S. economic growth might be slowing. Indeed, the Fed cited a slowing economy when it refrained from raising short-term interest rates at its meetings in August, September and October, its first pauses in more than two years. As investors anticipated and reacted to the change in Fed policy, municipal bond prices rallied, enabling the fund to post solidly positive total returns for the reporting period overall.

Supply-and-demand factors remained supportive of municipal bond prices. Virginia and its municipalities have taken in more tax revenue than originally projected, reducing their need to borrow. As a result, municipal bond issuance volume in Virginia declined sharply compared to the same period one year earlier. Meanwhile, demand remained robust from investors seeking high current tax-exempt yields.

Despite lower longer-term municipal bond yields over the reporting period, the fund continued to receive strong income contributions from its core holdings, which were purchased at higher rates than are available today. However, because these seasoned securities tend to be less sensitive to falling long-term rates, the fund did not participate as strongly as its benchmark in the market rally, limiting the contribution of price gains to its total return.

When making new purchases, we focused on securities with strong liquidity characteristics. In addition, we found a number of income-oriented opportunities in bonds backed by Virginia nursing homes and assisted care facilities.

What is the fund's current strategy?

If the municipal bond market were to sustain itself over the next two months, 2006 will become the seventh consecutive calendar year of positive tax-exempt market performance. Of course, there is no guarantee how the municipal bond market will perform. In our view, slower economic growth and favorable supply-and-demand dynamics could continue to support municipal bond prices over the foreseeable future. However, to protect the fund from the possibility of an unexpected economic resurgence, we have continued to set the fund's weighted average duration in a range we consider shorter than industry averages.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.90	$ 8.51	$ 9.73
Ending value (after expenses)	$1,034.90	$1,032.90	$1,031.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.85	$ 8.44	$ 9.65
Ending value (after expenses)	$1,019.41	$1,016.84	$1,015.63

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.66% for Class B, and 1.90% for Class C; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Long-Term Municipal Investments—101.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia—79.6%				
Alexandria, Consolidated Public Improvement	5.50	6/15/10	2,625,000 [a]	2,827,886
Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments)	6.13	7/1/21	3,000,000	3,041,460
Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College)	5.00	9/1/26	1,000,000	1,054,360
Bristol, Utility System Revenue (Insured; MBIA)	5.25	7/15/20	2,185,000	2,375,576
Chesapeake, GO Public Improvement	5.50	12/1/17	1,750,000	1,903,563
Chesapeake Toll Road, Expressway Revenue	5.63	7/15/19	1,250,000	1,314,387
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,708,755
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)	6.25	3/1/26	2,980,000	3,110,435
Economic Development Authority of James City County, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.)	5.50	9/1/34	750,000	772,733
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,655,000 [a]	1,776,758
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,830,000 [a]	1,964,633
Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project)	6.50	7/1/16	1,200,000	1,176,648

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital)	5.25	10/1/15	1,445,000	1,552,797
Industrial Development Authority of Pittsylvania County, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	631,902
Industrial Development Authority of the County of Prince William, Educational Facilities Revenue (Catholic Diocese of Arlington)	5.50	10/1/33	1,000,000	1,062,180
Industrial Development Authority of the County of Prince William, Residential Care Facility First Mortgage Revenue (Westminster at Lake Ridge)	6.63	1/1/07	1,000,000 [a]	1,024,270
Industrial Development Authority of the County of Spotsylvania, Public Facility Revenue (Spotsylvania School Facilities Project) (Insured; AMBAC)	5.00	2/1/30	1,500,000	1,585,290
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project)	6.10	5/1/27	2,850,000	2,926,950
Loudoun County Sanitation Authority, Water and Sewer Revenue	5.00	1/1/33	2,000,000	2,123,040
Peninsula Ports Authority of Virginia, Residential Care Facility Revenue (Virginia Baptist Homes)	5.40	12/1/33	500,000	514,070
Prince William County, COP (Prince William County Facilities) (Insured; AMBAC)	4.50	9/1/25	1,400,000	1,423,870
Richmond Metropolitan Authority, Expressway Revenue (Insured; FGIC)	5.25	7/15/17	3,100,000	3,440,287

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	5.50	7/1/21	2,500,000	2,696,850
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/37	1,000,000	1,067,950
Virginia College Building Authority, Educational Facilities Revenue (Regent University Project)	5.00	6/1/36	1,000,000	1,033,420
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	4.75	7/1/22	1,000,000	1,015,160
Virginia Housing Development Authority, Multi-Family Housing	5.95	5/1/16	710,000	725,911
Virginia Port Authority, Port Facilities Revenue (Insured; FGIC)	4.75	7/1/31	1,500,000	1,518,720
Virginia Public Building Authority, Public Facilities Revenue	5.75	8/1/10	2,700,000 [a]	2,911,410
Virginia Resource Authority, Clean Water Revenue (State Revolving Fund)	5.38	10/1/10	3,035,000 [a]	3,239,771
U.S. Related—21.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	1,500,000 [a]	1,627,635
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	342,850
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,077,250
Puerto Rico Commonwealth (Insured; MBIA)	6.66	7/1/12	5,900,000 [b,c]	6,493,511
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	1,500,000 [a]	1,547,565

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	55,030
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [a]	3,335,910
Total Long-Term Municipal Investments (cost $64,446,177)				**68,000,793**
Short-Term Municipal Investment—1.5%				
Virginia;				
Richmond Industrial Development Authority, Educational Facilities Revenue (Church Schools in the Diocese of Virginia) (LOC; SunTrust Bank) (cost $1,000,000)	3.59	11/1/06	1,000,000 [d]	**1,000,000**
Total Investments (cost $65,446,177)			102.6%	69,000,793
Liabilities, Less Cash and Receivables			(2.6%)	(1,720,455)
Net Assets			100.0%	67,280,338

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Collateral for floating rate borrowings.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, this security amounted to $6,493,511 or 9.7% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	49.0
AA		Aa		AA	16.2
A		A		A	5.5
BBB		Baa		BBB	15.2
BB		Ba		BB	1.6
F1		MIG1/P1		SP1/A1	1.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	11.0
					100.0

[†] *Based on total investments.*
[e] *Security which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	65,446,177	69,000,793
Cash		402,000
Interest receivable		960,076
Receivable for shares of Beneficial Interest subscribed		9,881
Prepaid expenses		9,985
		70,382,735
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		58,037
Payable for floating rate notes issued		2,950,000
Interest and related expenses payable		38,593
Payable for shares of Beneficial Interest redeemed		31,648
Accrued expenses		24,119
		3,102,397
Net Assets ($)		**67,280,338**
Composition of Net Assets ($):		
Paid-in capital		65,476,460
Accumulated net realized gain (loss) on investments		(1,750,738)
Accumulated net unrealized appreciation (depreciation) on investments		3,554,616
Net Assets ($)		**67,280,338**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	59,351,146	5,183,255	2,745,937
Shares Outstanding	3,523,678	307,825	163,150
Net Asset Value Per Share ($)	**16.84**	**16.84**	**16.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**1,804,514**
Expenses:	
Management fee–Note 3(a)	189,169
Shareholder servicing costs–Note 3(c)	109,441
Interest and related expenses	56,763
Distribution fees–Note 3(b)	24,126
Professional fees	10,870
Custodian fees	10,729
Registration fees	10,258
Prospectus and shareholders' reports	3,550
Trustees' fees and expenses–Note 3(d)	1,164
Loan commitment fees–Note 2	296
Miscellaneous	10,167
Total Expenses	**426,533**
Less–reduction in management fee due to undertaking–Note 3(a)	(4,291)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,850)
Net Expenses	**419,392**
Investment Income–Net	**1,385,122**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(12,029)
Net unrealized appreciation (depreciation) on investments	960,899
Net Realized and Unrealized Gain (Loss) on Investments	**948,870**
Net Increase in Net Assets Resulting from Operations	**2,333,992**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	1,385,122	2,932,601
Net realized gain (loss) on investments	(12,029)	33,689
Net unrealized appreciation (depreciation) on investments	960,899	(1,919,173)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,333,992**	**1,047,117**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,240,222)	(2,594,025)
Class B shares	(98,408)	(234,918)
Class C shares	(46,491)	(103,658)
Total Dividends	**(1,385,121)**	**(2,932,601)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,057,036	3,475,711
Class B shares	40,209	390,611
Class C shares	3,479	619,128
Dividends reinvested:		
Class A shares	771,375	1,573,870
Class B shares	49,465	110,989
Class C shares	28,302	56,581
Cost of shares redeemed:		
Class A shares	(5,313,579)	(8,570,711)
Class B shares	(776,217)	(2,004,157)
Class C shares	(209,789)	(1,019,054)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,349,719)**	**(5,367,032)**
Total Increase (Decrease) in Net Assets	**(2,400,848)**	**(7,252,516)**
Net Assets ($):		
Beginning of Period	69,681,186	76,933,702
End of Period	**67,280,338**	**69,681,186**

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Capital Share Transactions:		
Class A [a]		
Shares sold	123,524	205,929
Shares issued for dividends reinvested	46,225	93,135
Shares redeemed	(318,749)	(507,913)
Net Increase (Decrease) in Shares Outstanding	**(149,000)**	**(208,849)**
Class B [a]		
Shares sold	2,417	23,154
Shares issued for dividends reinvested	2,966	6,568
Shares redeemed	(46,662)	(118,722)
Net Increase (Decrease) in Shares Outstanding	**(41,279)**	**(89,000)**
Class C		
Shares sold	209	36,722
Shares issued for dividends reinvested	1,698	3,353
Shares redeemed	(12,735)	(60,681)
Net Increase (Decrease) in Shares Outstanding	**(10,828)**	**(20,606)**

[a] *During the period ended October 31, 2006, 16,346 Class B shares representing $273,668 were automatically converted to 16,346 Class A shares and during the period ended April 30, 2006, 78,170 Class B shares representing $1,317,580 were automatically converted to 78,143 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	16.61	17.04	16.73	17.17	16.68	16.51
Investment Operations:						
Investment income–net[a]	.34	.69	.66	.68	.76	.79
Net realized and unrealized gain (loss) on investments	.23	(.43)	.31	(.44)	.49	.17
Total from Investment Operations	.57	.26	.97	.24	1.25	.96
Distributions:						
Dividends from investment income–net	(.34)	(.69)	(.66)	(.68)	(.76)	(.79)
Net asset value, end of period	16.84	16.61	17.04	16.73	17.17	16.68
Total Return (%)[b]	3.49[c]	1.51	5.87	1.39	7.64	5.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[d]	1.15[e]	1.11	1.06	1.04	1.11	1.13
Ratio of net expenses to average net assets[d]	1.15[e]	1.10	1.05	1.04	1.11	1.13
Ratio of net investment income to average net assets	4.10[e]	4.06	3.88	3.99	4.49	4.68
Portfolio Turnover Rate	10.85[c]	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	59,351	60,998	66,155	68,341	72,390	72,249

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annualized.

[d] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	16.60	17.04	16.72	17.17	16.67	16.51
Investment Operations:						
Investment income−net a	.30	.60	.56	.59	.67	.70
Net realized and unrealized gain (loss) on investments	.24	(.44)	.33	(.45)	.51	.16
Total from Investment Operations	.54	.16	.89	.14	1.18	.86
Distributions:						
Dividends from investment income−net	(.30)	(.60)	(.57)	(.59)	(.68)	(.70)
Net asset value, end of period	16.84	16.60	17.04	16.72	17.17	16.67
Total Return (%) b	3.29c	.94	5.40	.82	7.17	5.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets d	1.66e	1.63	1.58	1.55	1.61	1.64
Ratio of net expenses to average net assets d	1.66e	1.61	1.56	1.55	1.61	1.64
Ratio of net investment income to average net assets	3.59e	3.55	3.37	3.48	3.98	4.17
Portfolio Turnover Rate	10.85c	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	5,183	5,796	7,465	9,761	14,593	16,265

a   Based on average shares outstanding at each month end.

b   Exclusive of sales charge.

c   Not annualized.

d   Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

e   Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	16.60	17.03	16.71	17.16	16.66	16.50
Investment Operations:						
Investment income—net[a]	.28	.56	.53	.56	.63	.66
Net realized and unrealized gain (loss) on investments	.23	(.43)	.32	(.46)	.51	.16
Total from Investment Operations	.51	.13	.85	.10	1.14	.82
Distributions:						
Dividends from investment income—net	(.28)	(.56)	(.53)	(.55)	(.64)	(.66)
Net asset value, end of period	16.83	16.60	17.03	16.71	17.16	16.66
Total Return (%)[b]	3.10[c]	.76	5.16	.58	6.92	5.01
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[d]	1.90[e]	1.86	1.80	1.78	1.85	1.87
Ratio of net expenses to average net assets[d]	1.90[e]	1.84	1.79	1.78	1.85	1.87
Ratio of net investment income to average net assets	3.35[e]	3.32	3.14	3.25	3.74	3.92
Portfolio Turnover Rate	10.85[c]	41.99	36.57	75.03	46.83	18.46
Net Assets, end of period ($ x 1,000)	2,746	2,887	3,314	3,518	4,055	3,286

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares except in connection with dividend reinvestment and permitted exchanges of Class B shares.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $1,738,709 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $568,745 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2006 was as follows: tax exempt income $2,932,601. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2006 through October 31, 2006 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $4,291 during the period ended October 31, 2006.

During the period ended October 31, 2006, the Distributor retained $2,111 from commissions earned on sales of the fund's Class A shares and $7,118 and $2 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class B and Class C shares were charged $13,710 and $10,416, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A, Class B and Class C shares were charged $75,659, $6,855 and $3,472, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $18,012 pursuant to the transfer agency agreement.

During the period ended October 31, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $31,580, Rule 12b-1 distribution plan fees $3,934, chief compliance officer fees $1,363, shareholder services plan fees $14,201 and transfer agency per account fees $7,960, which are offset against an expense reimbursement currently in effect in the amount of $1,001.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2006, amounted to $7,187,317 and $8,709,248, respectively.

At October 31, 2006, accumulated net unrealized appreciation on investments was $3,554,616, consisting of $3,585,109 gross unrealized appreciation and $30,493 gross unrealized depreciation.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement:

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.98%	.99%	.99%	.97%	.96%	.94%
As restated	1.15%	1.11%	1.06%	1.04%	1.11%	1.13%
Class B shares:						
As previously reported	1.49%	1.51%	1.51%	1.48%	1.46%	1.45%
As restated	1.66%	1.63%	1.58%	1.55%	1.61%	1.64%
Class C shares:						
As previously reported	1.73%	1.74%	1.73%	1.71%	1.70%	1.68%
As restated	1.90%	1.86%	1.80%	1.78%	1.85%	1.87%

Ratio of Net Expenses	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,				
		2006	2005	2004	2003	2002
Class A shares:						
As previously reported	.98%	.98%	.98%	.97%	.96%	.94%
As restated	1.15%	1.10%	1.05%	1.04%	1.11%	1.13%
Class B shares:						
As previously reported	1.49%	1.49%	1.49%	1.48%	1.46%	1.45%
As restated	1.66%	1.61%	1.56%	1.55%	1.61%	1.64%
Class C shares:						
As previously reported	1.73%	1.72%	1.72%	1.71%	1.70%	1.68%
As restated	1.90%	1.84%	1.79%	1.78%	1.85%	1.87%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities and the statement of operations were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Portfolio of Investments:		
Total investments	66,050,793	69,000,793
Identified cost	62,496,177	65,446,177
Other assets and liabilities	1,229,545	(1,720,455)
Statement of Assets and Liabilities:		
Total investments in securities, at value	66,050,793	69,000,793
Identified cost	62,496,177	65,446,177
Interest Receivable	921,483	960,076
Total assets	67,394,142	70,382,735
Payable for floating rate notes issued	–	2,950,000
Interest and related expenses payable	–	38,593
Total liabilities	113,804	3,102,397
Statement of Operations:		
Investment income–Interest	1,747,751	1,804,514
Expenses–Interest and related expenses	–	56,763
Total expenses	369,770	426,533
Net expenses	362,629	419,392

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2, 2006, the Board considered the re-approval for an annual period (through September 5, 2007) of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, Virginia municipal debt funds (the "Performance

Group") and to a larger universe of funds, consisting of all retail and institutional Virginia municipal debt funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons. The Board members noted that the fund's yield performance for the past ten one-year periods ended June 30, 2006 (1997-2006) was equal to or higher than the Performance Group medians for each reported time period except the one-year period ended June 30, 2005, when it was slightly lower, and that the fund's yield performance was higher than the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended June 30, 2006, and noted that the fund's performance was variously higher and lower than the Performance Group medians during the reported time periods, and higher than the Performance Universe medians for the two-, four-, five- and ten-year periods, and lower for the one-, and three-year periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians. The Board noted the Manager's current undertaking to waive or reimburse certain fees and expenses and to limit the fund's expense ratio.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates included in the same category as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager or its affiliates to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services to be provided. Representatives of the Manager informed the Board members that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable (noting the Manager's agreement to waive a portion of its fee) in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Virginia Series**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0066SA1006A